Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-32995






                        Prospectus Supplement No. 4
                                     to
                     Prospectus Dated December 2, 1997,
                             as supplemented by
             Prospectus Supplement No. 1, dated March 16, 1998,
             Prospectus Supplement No. 2, dated March 31, 1998
                                    and
             Prospectus Supplement No. 3, dated April 24, 1998

                             -----------------

                   STIRLING COOKE BROWN HOLDINGS LIMITED
                              ORDINARY SHARES
                        (par value $0.25 per share)

                             ------------------
      See "Risk Factors" beginning on page 11 of the Prospectus dated
        December 2, 1997 for certain considerations relevant to an investment in the Ordinary Shares.

   The Ordinary Shares are quoted in the Nasdaq National Market under the symbol "SCBHF".

                            --------------------

       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
               COMMISSION OR ANY STATE SECURITIES COMMISSION
                  PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO
                    THE CONTRARY IS A CRIMINAL OFFENSE.

                           ---------------------

This Prospectus Supplement, together with the Prospectus dated December 2, 1997, as supplemented by Prospectus Supplement No. 1, dated March 16, 1998, Prospectus Supplement No. 2, dated March 31, 1998 and Prospectus Supplement No. 3, dated April 24, 1998, has been prepared for and is to be used by Goldman, Sachs & Co. in connection with offers and sales of the Ordinary Shares related to market-making transactions, at prevailing market prices, related prices or negotiated prices. The Company will not receive any of the proceeds of such sales. Goldman, Sachs & Co. may act as a principal or agent in such transactions. See "Plan of Distribution".

                            GOLDMAN, SACHS & CO.

                            --------------------

               The date of this Prospectus Supplement is May 14, 1998.

          This Prospectus Supplement is intended to be read in conjunction with the Prospectus dated December 2, 1997 (the "Prospectus"), as supplemented by Prospectus Supplement No. 1, dated March 16, 1998, Prospectus Supplement No. 2, dated March 31, 1998 and Prospectus Supplement No. 3, dated April 24, 1998. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the same meanings as in the Prospectus.

          On May 14, 1998, the Company filed with the Securities and Exchange Commission a Current Report on Form 8-K, a copy of which is attached hereto and deemed to be a part hereof.


-------------------------------------------------------------------------------

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                 ---------

                                  FORM 8-K

                               CURRENT REPORT

                   PURSUANT TO SECTION 13 OR 15(D) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                                 ----------



DATE OF REPORT:   MAY 14, 1998

DATE OF EARLIEST EVENT REPORTED:    MAY 14, 1998

                   STIRLING COOKE BROWN HOLDINGS LIMITED

           (Exact name of registrant as specified in its charter)


            BERMUDA                   000-23427             NOT APPLICABLE
(State or other jurisdiction of  (Commission File Number)     (I.R.S. Employer
 incorporation or organization)                          Identification Number)

                         VICTORIA HALL, THIRD FLOOR
                             11 VICTORIA STREET
                          HAMILTON, HM 11, BERMUDA
                  (Address of principal executive offices)




REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:             (441) 295-7556





Item 5.   Other Events.
          ------------

     On May 14, 1998, the registrant issued the press release filed as
Exhibit 99.1 hereto.


Item 7.   Financial Statements and Exhibits.
          ---------------------------------


          Exhibit          Description
          -------          -----------

           99.1            Press Release issued May 14, 1998



                                 SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf of the undersigned hereunto duly authorized.


          Dated:  May 14, 1998.


                                          STIRLING COOKE BROWN HOLDINGS LIMITED


                                          By:  /s/ George W. Jones
                                             ----------------------------------
                                             George W. Jones
                                             Chief Financial Officer
                                             and Director



                               EXHIBIT INDEX



               Exhibit        Description
               -------        -----------

               99.1           Press Release issued May 14, 1998


                                                                  Exhibit 99.1

             [Stirling Cooke Brown Holdings Limited Letterhead]



FOE IMMEDIATE RELEASE                      Contact:   Mark Cooke
                                                      George Jones
                                                      Tel: 441-295-7556
                                                      Fax: 441-295-7201
                                                      Address above


               STIRLING COOKE BROWN HOLDINGS LIMITED REPORTS

               RESULTS FOR 1ST QUARTER ENDED MARCH 31ST, 1998

Hamilton, Bermuda (May 14th, 1998) - Stirling Cooke Brown Holdings Limited (NASDAQ: "SCBHF") today reported results for the first quarter ended March 31st, 1998.

                                             Quarter Ended March 31
                                             ----------------------
                                           1997                 1998
                                           ----                 ----
                                 (Dollars in thousands except per share data)

   NET INCOME                         $2,820                        $3,987

   BASIC EPS
    Net Income per share              $ 0.35                       $  0.41
    Avg. no. of ordinary shares
     outstanding - Basic (000's)       8,086                         9,823

   DILUTED EPS
    Net Income per ordinary share     $ 0.34                       $  0.40
    Avg. no. of ordinary shares
     outstanding - Diluted (000's)     8,339                         9,867


Mark Cooke, Chairman, President and Chief Executive Officer, said:


"The operating results for the first quarter 1998 were most satisfying, reflecting the continued growth of the Company's business. Net income for the first quarter grew by 41% to $4.0 million, compared to $2.8 million in the first quarter of 1997. Diluted net income per share increased by 18%, to $0.40, for the first three months of 1998 as compared to $0.34 in 1997."

Risk management fee income increased $2.5 million, or 24%, to $12.8 million for the quarter compared to $10.3 million for the corresponding quarter in 1997. The Company experienced strong growth in managing general agency fees which increased $1.2 million in the first three months of 1998, to $3.7 million, from $2.5 million in 1997 reflecting the continued expansion of the Company's managing general agency network in the Southeastern United States. The Company's brokerage operations also produced satisfactory growth, increasing fee income by $0.8 million in the first three months of 1998 to $6.1 million compared to $5.3 million in 1997. Policy issuance fees earned by Realm National Insurance Company Limited ("Realm National") increased $0.2 million to $0.4 million in the first three months of 1998 compared to $0.2 million in 1997. Net investment income increased $0.8 million, or 62%, to $2.0 million for the quarter compared to $1.2 million for 1997. Net premiums earned increased $1.8 million to $4.5 million in the first three months of 1998 from $2.7 million in 1997. This increase was due to significant growth in workers' compensation business being written by Realm National during the first three months of 1998. Overall total revenues increased $5.6 million, or 39%, to $19.9 million for the first three months of 1998 compared to $14.3 million in 1997.

Total expenses increased $4.3 million, or 40%, to $15.1 million for the first three months of 1998 compared to $10.8 million for the corresponding quarter in 1997. $2.6 million of this increase related to increased insurance costs. This increase was partly due to the corresponding $1.8 million increase in net premiums earned and partly due to adverse loss development on one particular program that covers bodily injury and property risks in the construction industry. Total expenses excluding insurance costs increased $1.7 million, or 21%, to $9.7 million for the first three months of 1998 compared to $8.0 million for 1997 reflecting the general expansion of the Company as reflected in the Company's growth in revenues.

Gross premiums written and assumed for the first three months of 1998 increased to $18.4 million compared to $6.1 million in 1997. This increase in written premium reflects the continued growth in premiums written by Realm National. Gross premiums written by Realm National in the first three months of 1998 increased by $10.8 million to $13.6 million compared to $2.8 million in 1997. The growth in premiums written was primarily workers' compensation business generated by the Company's M.G.A. network and independent M.G.A.s based in the Southeastern United States.

The Company will pay a second quarter dividend of 3 cents per ordinary share. The dividend will be payable June 9, 1998 to shareholders of record on May 26, 1998.

Stirling Cooke Brown Holdings Limited is a Bermuda holding company which, through its subsidiaries, provides risk management services and products predominantly to U.S. based small and mid-sized businesses, including those seeking cost-effective alternatives to traditional commercial insurance for certain of their risk exposures. In addition, the Company arranges reinsurance for its products as well as for those offered by independent insurance carriers and reinsurance companies active in the workers' compensation, occupational accident and health and casualty insurance markets.

Stirling Cooke Brown Holdings Limited Ordinary Shares are traded on the NASDAQ market under the symbol "SCBHF".


                   STIRLING COOKE BROWN HOLDINGS LIMITED
                      First Quarter Reported Earnings


                                                Quarter Ended March 31
                                        --------------------------------------
                                           1997                         1998
                                        ----------                  ----------
                                       (Dollars in thousands except share data)

INCOME STATEMENT DATA:
Revenues
     Risk management fees           $         10,266           $         12,775
     Net premiums earned                       2,694                      4,486
     Net investment income                     1,212                      1,966
     Other income                                173                        716
       Total revenues                  -------------             --------------
                                             14,345                      19,943
                                    ----------------           ----------------


Expenses
  Net losses and loss expenses
                                              2,376                       4,767
  Acquisition costs                             360                         566
  Salaries and benefits                       4,058                       4,665
  General and administration expenses         3,991                       5,065
    Total expenses                    -------------             ---------------
       Total expenses                        10,785                      15,063
                                     --------------           -----------------

Income before taxation                        3,560                       4,880
     Taxation                                   740                         893
       Net income                    --------------                ------------
                                    $         2,820              $        3,987
                                     ==============              ==============

BASIC
Net income per share                $          0.35              $         0.41
Average number of ordinary shares
 outstanding -
 - Basic (000's)                              8,086                       9,823
DILUTED
Net income per share                $          0.34              $         0.40


Average number of ordinary shares
  outstanding -
  - Diluted (000's)                           8,339                       9,867

  (a)  All per share amounts have been
       adjusted to reflect the four for
       one stock split which was effected
       on June 30, 1997.

  Balance Sheet Data:
                                        December 31, 1997        March 31, 1998
                                        -----------------       ---------------
                                              (Dollars in thousands)
  Total Assets                         $         406,330         $      446,673
  Shareholders' Equity                 $          83,103         $       86,826